UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Micro Focus International plc Trading Update, dated 14 November 2022

14 November 2022

Micro Focus International plc
Trading Update

Overview
The Board of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, today issues an unaudited trading update (1) for the 12 months ended 31 October 2022 ("FY22").

●       Revenue of $2.5bn (FY21: $2.9bn), representing a year-on-year decline of approximately 7% on a constant currency ("CCY") (2) basis when excluding Digital Safe (3) from both periods, but including approximately 1% impact from the suspension of our operations in Russia in Q1 FY22. On a reported basis, including Digital Safe in both periods, revenue declined by 13%.
●       Adjusted EBITDA (4) of $0.9bn (5) (FY21 CCY: $1.0bn (5)) at a margin of approximately 35% (FY21 CCY: 36%).  The Group's cost saving programmes generated approximately $200m of annualised gross cost savings partially mitigating the Adjusted EBITDA impact of the decline in revenues.
●       The Group generated free cash flow (6) of more than $300m, ahead of our expectations, reflecting tight control of operating and exceptional costs.
●       Net debt of c.$3.5bn as of 31 October 2022, with cash in excess of $500m.
●       On 25 August 2022, the Group announced it had reached agreement with the board of OpenText on the terms of a recommended cash acquisition to be made by OpenText of the entire issued and to be issued share capital of Micro Focus at a price of 532 pence per Micro Focus share. The Group expects the acquisition to complete during the first calendar quarter of 2023, subject to competition and national security clearances following shareholder approval on 18 October 2022.

Stephen Murdoch, Chief Executive Officer, commented:
"In FY22 we continued to make significant progress against our strategic objectives. As a result, Micro Focus has become increasingly customer centric, building growth in key portfolios, whilst delivering cost savings and improving cash generation.

To date, demand has remained robust in the face of an increasingly volatile market backdrop, demonstrating the importance of our solutions to customers.

The acquisition by OpenText will create one of the world's largest software and cloud businesses with marquee customer base, global scale and comprehensive go-to-market platform. OpenText not only shares our values but will offer new opportunities for both our customers and employees."

Financial Performance

Y-o-Y unaudited revenue trajectory on a CCY basis (excluding Digital Safe) (2)	FY22 versus FY21
Licence	(9) %
Maintenance	(7) %
SaaS and other recurring	9%
Consulting	(3) %
Total revenue trajectory	(7) %

The Group expects to report a revenue decline of approximately 7% on a CCY basis (2) when excluding Digital Safe (3) from both periods. This includes approximately 1% decline due to the suspension of our operations in Russia.  As a US dollar reporter, foreign exchange rates in the period created a headwind of c. 4% to reported FY22 revenue performance.

Licence revenue is expected to decrease by approximately 9% when compared to FY21 with new licence sales impacted by the challenging macro-economic environment. The Group continues to make progress within our key sub-portfolios in CyberRes and Mainframe modernisation (within AMC) which delivered another six-month period of growth.

Maintenance revenue is expected to decline by approximately 7%, representing another period of sequential improvement in the underlying trend. The actions we have taken in improving maintenance have had a meaningful effect since FY21 and have improved the trajectory overall in FY22 with our exit run rate c. 2ppts better than H2 in FY21.

SaaS and other recurring revenues are expected to increase by approximately 9%. The SaaS revenue performance is continuing to accelerate with both bookings and consumption trends improving in the period.

Consulting revenue declined by approximately 3% and is now increasingly focussed on mainframe modernisation projects.

Profitability and Cash
The Group's Adjusted EBITDA margin is expected to be approximately 35% in FY22 (FY21: CCY: 36%) reflecting the revenue decline and the suspension of our Russia operations, partially offset by the in-year impact of our cost reduction programme.

Free cash flow (6) for the Group is expected to be in excess of $300m demonstrating a significant improvement year-on-year (FY21: $56m).

The Group ended the period with cash balances in excess of $500m and net debt of approximately $3.5bn.  Net debt has continued to reduce from $3.7bn as reported on 30 April 2022, due to the Group's free cash flow generation and favourable foreign exchange movements on our Euro term debt.

Notes:
1. As a Group listed on the London Stock Exchange with American Depositary Shares listed on the New York Stock Exchange, it is considered a Foreign Private Issuer and as such financial information is produced using accounting policies in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International
    Accounting Standards Board. These accounting policies are detailed in the Annual Report and Accounts for the year ended 31 October 2021 apart from standards, amendments to or interpretations of published standards adopted since 31 October 2021 which have not had a material impact. This unaudited financial information has been prepared in accordance with the recognition and measurement principles of these accounting policies, and it does not include all information required for a complete set of financial statements prepared in line with IFRSs.
2. "CCY basis" defined as restating the Group results for the comparable period at the same average exchange rates as those used in reported results for the current period.
3. Digital Safe was disposed of on 31 January 2022.
4. The Group defines Adjusted EBITDA as EBITDA, adding back exceptional items including the profit on disposal of discontinued operations, share-based compensation and foreign exchange (gains)/losses. EBITDA is defined as net earnings before finance costs, finance income, taxation, depreciation of property, plant and equipment, right-of-use asset depreciation and amortisation of intangible assets.
5. Adjusted EBITDA for FY22 includes $13m in relation to Digital Safe (FY21: $51m).
6. Free cash flow defined as cash generated from operations less interest payments, bank loan costs, tax payments, purchase of intangible assets, purchase of property, plant and equipment and interest and capital payments in relation to leases.

Enquiries:
Micro Focus                                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                                       Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, VP of FP&A and Investor Relations

Brunswick                                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernisation & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 14 November 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer